OMNOVA Letterhead

February 11, 2011

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	OMNOVA Solutions Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by OMNOVA Solutions Inc., an Ohio corporation (the “Company”), to exchange (the “Exchange Offer”) its 7.875% Senior Notes due 2018 (the “Exchange Notes”) for an equal principal amount of the 7.875% Senior Notes due 2018, of which $250,000,000 in principal amount at maturity was issued on November 3, 2010 and is outstanding on the date hereof.

The filing fee of $29,025 was wired on February 10, 2011 to the Commission’s account at 100 F Street, NE, Washington, DC 20549.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)	The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect, and (b) must comply with the registration and prospectus delivery

Securities and Exchange Commission

February 11, 2011

requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)	The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

Please contact the undersigned at (330) 869-4200, or Michael J. Solecki at (216) 586-7103, if you have any questions concerning the filing.

Sincerely,

/s/ Michael E. Hicks

Michael E. Hicks

Senior Vice President and Chief Financial Officer

Attachment

cc:	Michael J. Solecki, Esq.